UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Charging Grom LLC

Legal status of Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Florida

    Date of Organization:

    January 8, 2021

Physical Address of Issuer:

3614 W. Morrison Ave., Tampa, Florida 33629, United States

Website of Issuer:

https://peaksurfpark.com/

Is there a Co-Issuer? _X_ Yes ___ No

Name of Co-Issuer:

Charging Grom CF Investors SPV, LLC

Legal status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

Date of Organization:

March 19, 2025

Physical Address of Co-Issuer:

3614 W. Morrison Ave., Tampa, Florida 33629, United States

Website of Co-Issuer:

None

Current Number of Employees:

0

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024)*
Total Assets	$2,040	$152,343
Cash & Cash Equivalents	$1,669	$126,823
Accounts Receivable	$0	$0
Current Liabilities	$41,954	$52,295
Long-Term Liabilities	$802,950	$707,695
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(193,205)	$(232,818)

*The financials in the table above, and in <u>Exhibit B</u>, attached hereto and made a part hereof, reflect the results for the Issuer.

TABLE OF CONTENTS


April 24, 2026

Charging Grom LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Charging Grom LLC (**"Charging Grom,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**"). Additionally, the investments were made through Charging Grom CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://peaksurfpark.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 24, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Charging Grom LLC
(Issuer)

By:/s/ Anthony Miller
(Signature)

Anthony Miller
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Anthony Miller
(Signature)

Anthony Miller
(Name)

Manager
(Title)

April 24, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the management or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 24, 2026

Charging Grom LLC



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Charging Grom LLC (the "Company") is seeking to build and operate a surf-focused attraction, Peak Surf Park, a 35-acre lifestyle and leisure destination anchored by a 12-acre surging lagoon. Peak Surf Park will include a half mile beach, boardwalk, food and beverage, action sports park, retail, events, and support services for a full guest experience.

The Company was formed as a limited liability company in Florida on January 8, 2021, and is headquartered in Tampa Bay, Florida.

The Company currently has the following two wholly-owned subsidiaries: (i) Charging Grom Properties LLC, a Florida limited liability company, which owns the parcel of land that will be used for Peak Surf Park; and (ii) G&A Enterprises LLC, a Delaware limited liability company, which is currently inactive.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2025. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://peaksurfpark.com/. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company is controlled by the Company's CEO and Manager, and he exercises voting control.

The Company's CEO and Manager, Anthony Miller, beneficially owns all of the Class A Units of the Company, which have all of the Company's voting rights. Subject to any fiduciary duties owed to other members under Florida law, he will be able to exercise complete influence over matters requiring member approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Mr. Miller may also have interests that are different from yours. For example, he may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Mr. Miller could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to member approval.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all. Additionally, our business relies on the playing of, and participation in, sports and other activities in an outdoor setting which can be significantly impacted by any of the above factors.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, a lack of, or reduced, revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in the surf park and leisure industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors.

We rely on other companies to provide services for our products.

We depend on third-party vendors to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including licensed patents and trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our licensed patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Failure to maintain the Company's territory license agreement with Surf Lakes International could cause the loss of rights to use such surf-related intellectual property in the Company's products and have an adverse effect on the Company's business.

The Company has an exclusive territory license agreement with Surf Lakes International to use their surf-related technology. In the event the Company breaches such agreements for non-payment or other reasons, or the license agreements are no longer in force, it could have a material adverse effect on the Company's business.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These people may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

If we are delayed or unsuccessful in launching our Peak Surf Parks commercially, our revenue, financial results, and business may be significantly harmed.

We plan to launch Peak Surf Park within three years. If we are unable to successfully manage our budgets and meet our timelines, or if we encounter delays in developing Peak Surf Park or are unsuccessful in launching it commercially, it will have a material adverse effect on our revenues, financial results and business. There is no guarantee that we will be able to successfully launch Peak Surf Park in a timely manner and on budget.

If we are unsuccessful in adding customers of Peak Surf Park, or if our customers decrease their level of attendance, our revenue, financial results, and business may be significantly harmed.

We are seeking to develop and operate Peak Surf Park. The number of customers at Peak Surf Park and our customer's level of attendance will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active visitors to Peak Surf Park. If clients do not perceive Peak Surf Park as useful or enjoyable, we may not be able to attract or retain customers or otherwise maintain or increase the frequency and duration of their visits. There is no guarantee that we will not experience an erosion of our active customer base or attendance levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, Peak Surf Park will be subject to compliance with state and local environmental protection laws and regulations, building code and related construction regulations, water rights and related regulations, noise and gathering restrictions/regulations, and other regulations and laws around operating a theme park or similar establishment. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

We currently do not have any employees but expect to hire employees in the near future. At such time, various federal and state labor laws will govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Charging Grom LLC intends to build and offer a surf-focused attraction and park which aims to bring surfing and entertainment amenities to West Central Florida. The park will feature a cutting-edge surf lagoon powered by Surf Lakes technology, as well as space for skating, biking, and climbing.

The Company currently has the following two wholly-owned subsidiaries: (i) Charging Grom Properties LLC, a Florida limited liability company, which owns the parcel of land that will be used for Peak Surf Park; and (ii) G&A Enterprises LLC, a Delaware limited liability company, which is currently inactive.

Business Plan

The Company is seeking to build and operate Peak Surf Park ("Peak"), an incredible 35-acre lifestyle and leisure destination anchored by a 12-acre surging lagoon. Peak will include a half mile of pristine beach, an action sports village, a festival field, an amazing offering of unique food and beverage options, retail, events, and support services for a full guest experience.

There are over 35 million surfing participants, yet only 8 public moving wave parks worldwide and only 1 public park in the United States. Surfing participants will grow dramatically with access to surf parks and Peak will provide a full guest experience to everyone, not limited to the private parks available to members only. Some are currently using standing wave tech (similar to Flow Rider on cruise ships), yet none of these are surf specific parks providing moving wave technology available to the public for a reasonable cost.

All decisions related to the vibe of the park will be made through the lens of an authentic surfing destination. That includes park design, food and beverage options, retail merchandising, music, lighting, landscaping, and every other facet of the park. Peak will not feel like a theme park, but rather a true surfing oasis.

The guest experience will drive the most powerful marketing tool of all... word of mouth. And that tool is now on steroids via social media. To drive the best guest experiences possible, our core values have been crafted to drive Peak's actions in a very thoughtful and intentional manner.

The Company's Products and/or Services

Product / Service	Description	Current Market
Peak Surf Park	Surf-focused attraction offering (i) access to the park for beach and park services; (ii) surf time and lessons, including board rentals; (iii) access to action sports park; (iv) concerts and events; (v) dining and drinks; (vi) retail shopping; and (vii) childcare, lockers and other support services.	The target markets include local and visiting families to the Tampa Bay area, existing core surfers, female customers, youths and adult beginners.

Competition

The recreational market in which we will compete is highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. The Company's competitors include other recreational parks throughout the United States. This includes the 462 ski resorts, which only provide a seasonal sport and require travel for most people, roughly 16,752 golf courses and 70+ Topgolf facilities, other water parks (including Typhoon Lagoon, Blizzard Beach, Volcano Bay and Adventure Island Water Park) and local Tampa Bay attractions (including Busch Gardens, Tampa Zoo, Florida Aquarium, and Armature Works).

There are numerous surf parks around the world, but only a couple in the United States that are open to the public with a public use model. Only two other surf parks in the United States are open to the public, but both are semiprivate models that are rented for the entire day at large rental rates. Kelly Slaters Surf Ranch charges $50,000 to $70,000 per day as an example. Over the next few years, there will be numerous surf parks coming online in the United States.

Customer Base

Our customer base is expected to generally consist of the following:
(a) **Local Families and Visitors**: Peak intends to provide something for everyone in the family. By creating a place for people to gather, socialize, and recreate, Peak can become their new club. As well as a new adventure for the over 26 million visitors that come to Tampa Bay per year. Visitors gravitate to recreation activities and leisure while vacationing; if 1% of Tampa Bay's visitors come to Peak, we would see over 2 million guests.
(b) **Core Surfers**: There are over 60,000 surfers in the Tampa Bay market, when surveyed 47% say they would come to Peak weekly given the chance. Local surfers are desperate for waves that aren't 3 hours away, and East Coast surfers would come to us for consistently perfect waves.
(c) **Female Customers**: The surfing industry has largely ignored the female audience. Peak will not. They represent a massive surfing opportunity. They are also key decision makers for our tourist audience and club surfing customers.
(d) **Youth Market**. With safer, more convenient access to surfing via surf parks, there will likely be an explosion of interest in surfing amongst a youth market that is increasingly drawn to action sports. Peak will cultivate this market through lessons, training, club surfing, and competitions.
(e) **Adult Beginners**. Peak will also cultivate the adult market with a very attractive and affordable first timer package that provides a whitewater learning session that includes board rental and surf instructor for our most competitive hourly rate.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
97106759	"Peak Surf Park"	Service Mark	November 3, 2021	November 15, 2022	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Additionally, the Company has entered into an Exclusivity and License Agreement with Surf Lakes International, Inc. to license its patented surf technology and obtain exclusivity for a specified geographical area in Florida. The license is for 25 years from the date of operational approval and provides for payment of a one-time exclusivity fee and annual royalty payments of $500,000. Further, Surf Lakes International, Inc. will assist in the construction of the Peak Surf Park and the installation of the Surf Lakes technology. The patented Surf Lakes surf technology allows for 200 surfers per hour to use the lagoon, covers a wide range, can produce the largest, most ocean-like waves (9 foot waves are possible), allows for all skill levels to surf simultaneously and provides for surfing toward the beach rather than walls or crowded take off zones.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, Peak Surf Park will be subject to compliance with state and local environmental protection laws and regulations, building code and related construction regulations, water rights and related regulations, and other regulations and laws around operating a theme park or similar establishment. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

OFFICERS, MANAGERS AND KEY PERSONS

The officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Anthony Miller	Chief Executive Officer and Manager	Chief Executive Officer and Co-Founder of Charging Grom LLC, 2021 - Present. Responsible for all development and construction activities for the Company's surf park project.	University of Florida, B.S., Finance, 1985-1989

Biographical Information

<u>Anthony Miller</u>: Tony is the Chief Executive Officer and Founder of the Company. He is a business leader with a wide range of professional experience. Early in his career, Tony worked in the employee benefits industry with Hartford Life Insurance as their market leader for Southern California. While primarily focused in sales leadership, he gained risk assessment and financial analysis experience underwriting complex national accounts programs for the largest employers in the US.

In 2006, Tony left the safety and comfort of corporate life to start a marketing agency back home in Florida. Over 12 years, he grew the startup into a full-service agency with 45 employees. While gaining significant operational and marketing expertise, this period shaped his focus on creating incredible guest experiences for their numerous travel and hospitality clients.

After selling his shares in the agency, Tony spent 3 years driving M&A services for a large industrial packaging distributor owned by a former employee. Leveraging strong relationships and negotiation skills, he was able to originate and close numerous deals, helping the company grow from $40M to just over $100M in a very short period.

All this experience has led to his most ambitious endeavor to date... developing Peak Surf Park. He has spent a career building the skill sets (underwriting risk, operating a start-up, marketing a destination, negotiating business deals) that are key to the success of this project. He has also built a very strong team steeped in successful development experience.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 0 employees. The Company also utilizes independent contractors and advisors.

CO-ISSUER

Charging Grom CF Investors SPV, LLC is the Co-Issuer (the "**Co-Issuer**"), and is located at 3614 W. Morrison Ave., Tampa, Florida 33629, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer.

The Company formed the Co-Issuer solely for issuing the Securities under the previously completed Regulation CF offering. The Co-Issuer serves merely as a conduit for investors to invest in the Company and does not have a separate business purpose. Investors in the Co-Issuer achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and the same disclosures as if they had invested directly in the Company. The Co-Issuer maintains a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There is no material difference between an investment in the Company and the Co-Issuer.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The following description summarizes the most important terms of the Company's equity interests. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Operating Agreement, as amended. For a complete description of our equity interests, you should refer to our Amended and Restated Operating Agreement, as amended, and to the applicable provisions of Florida law.

On May 30, 2025, the Company amended its Amended and Restated Operating Agreement to modify its authorized equity units from the prior 100 Units (the "Units") and to create two classes of Units. As a result, the total number of Units that the Company is authorized to issue is 60,000,000 Units consisting of (i) 50,000,000 Class A Units (the "Class A Units"), and (ii) 10,000,000 Class B Units (the "Class B Units"). Class A Units provide for voting rights while Class B Units do not have voting rights. Except with respect to voting rights, all Units are identical and entitle the holders to the same rights and privileges.

As of the date of this Form C-AR, (i) 50,000,000 Class A Units and (ii) 42,978 Class B Units are issued and outstanding.

Outstanding Equity Interests

As of the date of this Form C, the Issuer's outstanding equity interests consists of:

Type	Class A Units
Units Outstanding	50,000,000
Voting Rights	1 vote per Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Class A Units which may dilute the Security.

Type	Class B Units
Units Outstanding	42,978*
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Class B Units which may dilute the Security.

*Does not include bonus shares.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer has the following additional securities outstanding:

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$470,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$250,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $25,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$155,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $30,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs which may dilute the Security.

Voting and Control

The Securities do not have voting rights. As such, Investors have no rights to influence management or control of the Company over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer indirectly hold only the Securities (the Class B Units) and are completely passive investors.

The primary documents governing voting and the rights of the Securities are the Company's Amended and Restated Operating Agreement attached as <u>Exhibit E</u> in the Company's Form C. Among other things, the Amended and Restated Operating Agreement provides for certain provisions related to (i) authorized classes of units, (ii) distributions and allocations; (iii) management, including the authority and appointment of the Manager; and (iv) transferability. The Co-Issuer is a party to the Amended and Restated Operating Agreement. All statements in this Form C-AR regarding voting and control of the Securities are qualified in their entirety by reference to the Company's Amended and Restated Operating Agreement.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional Units or other convertible securities to other parties. In other words, when the Company issues more Units, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of Units outstanding could result from a Units offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising options, or by conversion of certain instruments (e.g. convertible bonds or warrants) into Units. If the Company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit reducing the value of a Unit.

Outstanding Debt

As of the date of this Form C-AR, the Company does not have any outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$470,000	8	General Working Capital	Various dates between September 15, 2021 and March 15, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$250,000	6	General Working Capital	Various dates between July 1, 2023 and June 19, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$155,000	5	General Working Capital	Various dates between December 1, 2024 and February 4, 2025	Section 4(a)(2)
Class B Units	$44,482	42,978*	General Working Capital	Various dates between September 10, 2025 and February 4, 2026	Regulation CF

*Does not include Bonus Shares.

See the section titled "Capitalization and Ownership" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Anthony Miller	50,000,000 Class A Units	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2026, the Company had an aggregate of approximately $5,563 in cash and cash equivalents, and when combined with the Company's sole unit holder's commitment to fund the Company in the near-term, leaves the Company with approximately 12 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In 2025 and 2026, the Company conducted a Regulation CF offering and raised $44,482 in exchange for the issuance of 42,978 Class B Units (excluding Bonus Shares).

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any equity interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the equity interests into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

April 24, 2026

Charging Grom LLC



Balance Sheet

Charging Grom LLC
As of December 31, 2025

	DEC 31, 2025
Assets	
Current Assets	
Cash and Cash Equivalents	
Synovus Financial Corp. PREFER	1,669.90
Total Cash and Cash Equivalents	**1,669.90**
Total Current Assets	**1,669.90**
Fixed Assets	
Computer Equipment	166.60
Office Equipment	204.24
Total Fixed Assets	**370.84**
Total Assets	**2,040.74**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Blue Business Plus Card	31,346.26
Due To/Due From Suzanne Miller	10,608.07
Total Current Liabilities	**41,954.33**
Long Term Liabilities	
SAFE Note Liability	802,950.00
Total Long Term Liabilities	**802,950.00**
Total Liabilities	**844,904.33**
Equity	
Common Stock	33,229.85
Current Year Earnings	(193,205.99)
Owners Contribution	200,909.12
Owners Draw	(268,030.00)
Retained Earnings	(615,766.57)
Total Equity	**(842,863.59)**
Total Liabilities and Equity	**2,040.74**

Income Statement (Profit and Loss)

Charging Grom LLC
For the year ended December 31, 2025

	2025
Gross Profit	-

Operating Expenses

Bank Service Charges	770.58
Bookkeeping Services	1,784.00
Consulting Services	4,281.00
Dues & Subscriptions	1,140.50
Event Fees	1,199.20
General Expenses	415.14
Interest Expense	2,871.41
Legal Expenses	21,632.50
Licenses & Permits	277.50
Marketing and Advertising	600.00
Meals and Entertainment	1,362.91
Office Supplies	425.57
Professional Services	83,994.25
Rent	10,675.06
Software	47,999.83
Software - Website	8,645.00
Travel	3,504.80
Utilities	1,471.36
Vehicle Expense - Fuel	155.38
Total Operating Expenses	**193,205.99**

Operating Income	**(193,205.99)**
Net Income	**(193,205.99)**